Exhibit 99.1

One Team. Infinite Solutions.

Stantec Inc.
2007 SECOND QUARTER REPORT
THREE AND SIX MONTHS ENDED JUNE 30, 2007, AND 2006

Table of Contents

i	Report to Shareholders

Unaudited Interim Consolidated Financial Statements
F-1	Consolidated Balance Sheets
F-2	Consolidated Statements of Income
F-3	Consolidated Statements of Shareholders’ Equity and Comprehensive Income
F-4	Consolidated Statements of Cash Flows
F-5	Notes to the Unaudited Interim Consolidated Financial Statements

Management’s Discussion and Analysis
M-1	Caution Regarding Forward-Looking Statements
M-2	Vision, Core Business, and Strategy
M-2	Results
M-10	Summary of Quarterly Results
M-12	Liquidity and Capital Resources
M-13	Other
M-14	Outlook
M-14	Critical Accounting Estimates, Developments, and Measures
M-16	Controls and Procedures
M-16	Risk Factors

Stantec, founded in 1954, provides professional design and consulting services in planning, engineering, architecture, surveying, economics, and project management. Continually striving to balance economic, environmental, and social responsibilities, we are recognized as a world-class leader and innovator in the delivery of sustainable solutions. We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond.

In simple terms, the world of Stantec is the water we drink, the roadways we travel, the buildings we visit, the industries in which we work, and the neighborhoods we call home.

Our services are offered through over 6,500 employees operating out of more than 100 locations in North America. Stantec trades on the TSX under the symbol STN and on the NYSE under the symbol SXC. Stantec is One Team providing Infinite Solutions.

Report to Shareholders

Second Quarter 2007 Financial Highlights

•
Gross revenue for the second quarter of 2007 increased 17.2% to $244.7 million, compared to $208.8 million for the second quarter of 2006. On a year-to-date basis, gross revenue increased 17.0% to $461.0 million.

•	Net revenue for the second quarter of 2007 increased 18.4% to $215.7 million, compared to $182.2 million for the second quarter of 2006, with a year-to-date increase of 18.2% to $408.0 million.
•	Net income for the second quarter of 2007 increased 4.8% to $17.5 million, compared to $16.7 million for the second quarter of 2006, with a year-to-date increase of 17.1% to $32.9 million.
•	Diluted earnings per share for the second quarter of 2007 were 5.6% higher at $0.38, versus $0.36 for the second quarter of 2006, with a year-to-date increase of 16.4% to $0.71.

I am pleased to report continuing positive results for our Company through the second quarter of 2007. Our net revenue increased 18.4%, while diluted earnings per share increased 5.6%. On a year-to-date basis, our net revenue increased 18.2%, and diluted earnings per share increased 16.4%.

During the second quarter, we focused on the orientation and integration of the approximately 670 staff who joined Stantec since the beginning of April through the acquisition of Vollmer Associates LLP, Land Use Consultants, Inc., and Geller DeVellis Inc. Although these activities contributed to an overall increase in our administrative and marketing expenses during the quarter, we are very pleased with how quickly these firms’ systems have been converted to ours and with how our new employees have taken up our “One Team. Infinite Solutions.” philosophy. We expect the integration of our new colleagues to be substantially complete by the end of the third quarter.

As discussed in previous reports and news releases, the acquisition of Vollmer Associates on April 2, 2007, added approximately 600 people to our Company and strengthened our engineering, architecture, planning, landscape architecture, and survey services in the transportation sector in the eastern United States. During the second quarter of 2007, we also added 50 employees to Stantec from Geller DeVellis Inc. (Geller), a landscape architecture, planning, and civil engineering design firm located in Boston and Wellesley, Massachusetts. Along with bolstering our New England operations, the integration of Geller enhances our capabilities in landscape architecture, particularly athletic facility design, and gives us complementary services in digital imaging, three-dimensional modeling, and computer simulation. As well, on April 10 we added about 20 employees to our office in Portland, Maine, through the integration of Land Use Consultants, Inc., a planning and landscape architecture firm.

Project activity continued to be strong throughout the Company during the second quarter. In particular, I would like to highlight some contract awards that illustrate our ability to provide complementary and integrated services, particularly through the new teams we are building through recent acquisitions. For example, the extension of our Landscape Architecture practice in the public sector has helped us secure the Reconstruction of Fort Washington Park project with the City of New York Parks & Recreation department. This project—involving 160 acres (64.7 hectares) of land fronting the Hudson River—is part of New York City mayor Michael R. Bloomberg’s PlaNYC initiative, which will give New Yorkers new and reconstructed open space and outstanding recreational opportunities. Our responsibilities include completion of the Fort Washington Park master plan; public outreach; and participation in the schematic, preliminary, and final designs (including site survey, engineering, and landscape designs) for the reconstruction. The project will bring together our specialty landscape and site design services in waterfront stabilization, bikeway/walkway design, adaptive reuse of historic park structures, archaeological and historic research and analysis, invasive species control, and use of innovative Leadership in Energy and Environmental Design-rated infrastructure design measures.
i

Our growing presence in the eastern United States has helped us procure other new work in and around New York State, including a two-year contract to complete the preliminary design of the reconstruction of Interstate 90 between Interchanges 24 and 25 for the New York State Thruway Authority (NYSTA). We will be responsible for developing design alternatives; assessing social, economic, and environmental impacts; preparing a design approval document; and conducting public information meetings. In addition, we have been chosen to provide design services for the NYSTA Albany Division for highway and interchange reconstruction, bridge rehabilitation or replacement, and transportation facilities projects under a three-year term agreement. And we are providing fully integrated services—architecture, engineering, site planning, surveying, landscape architecture, and construction administration/project management—for a capital improvements project for the Cherry Hill Fire Department in Cherry Hill, New Jersey. The first major collaborative assignment for our new architecture and engineering groups in Rochelle Park and Mount Laurel, New Jersey, the project involves renovations and additions to four separate fire stations to support the community’s growing needs.

In Sparks, Nevada, we are using our expertise in master facility planning to prepare a comprehensive plan for a service area to accommodate population growth to the year 2030. The city’s goal is to develop the area—consisting of approximately 100,000 acres (40,469 hectares) of land—in a sustainable, mixed-use manner based on principles that are compatible with the region’s arid climate. To this end, we are completing integrated conceptual plans for water, wastewater, drainage, and transportation facilities, as well as for infrastructure backbone needs and costs. Similarly, in Ontario, Canada, we are developing an infrastructure asset management plan for the City of North Bay and working with the city to select and implement an infrastructure asset management software solution. We anticipate that this will be the first of many such projects in the province of Ontario as municipalities begin to implement full-cost accounting and other asset management-related initiatives.

Other noteworthy contract awards include an assignment to complete the final highway and interchange design of the Western Parkway, a new two-mile (three-kilometre) stretch of four-lane divided freeway in Jacksonville, North Carolina, for the North Carolina Department of Transportation. The project will highlight our skills in complex geometric configuration and also include the design of major intersection improvements. In Wetaskiwin, Alberta, we are completing the process engineering and detailed design of an upgrade to the city’s water treatment plant. Existing site infrastructure and tankage will be retrofitted to accommodate new treatment technology, including dissolved air flotation, filtration, and ultraviolet disinfection. In addition, abandoned plant facilities on site will be rehabilitated for use as a new solids handling facility.

Finally, we are pleased to have been awarded a five-year, multimillion-dollar master service agreement to act as the prime consultant for several projects for Suncor Energy in Alberta. Altogether, these projects will involve the work of integrated teams from all of our practice areas. Currently, we are providing the interior design for a complete renovation of the company’s corporate headquarters in Calgary. Work has also begun on several projects at the Fort McMurray/Oil Sands Plant Site, including the architecture and interior design of office space, warehouses, shops, and residences along with the provision of environmental infrastructure services for water and wastewater treatment.

Clearly, the second quarter of 2007 was active and productive for our Company, reflecting our growing breadth geographically as well as the increasing depth of services we can provide.

Tony Franceschini, P.Eng.
President & CEO
August 2, 2007

ii

Consolidated Balance Sheets
(Unaudited)
	June 30	December 31
	2007	2006
(In thousands of Canadian dollars)	$	$
ASSETS (note 4)
Current
Cash and cash equivalents	22,098	28,363
Restricted cash	-	1,545
Accounts receivable, net of allowance for doubtful accounts of
$11,376 in 2007 ($7,379 – 2006)	182,463	168,474
Costs and estimated earnings in excess of billings	63,150	39,924
Income taxes recoverable	1,660	-
Prepaid expenses	5,825	6,591
Future income tax assets	9,949	9,711
Other assets (note 3)	10,560	8,228

Total current assets	295,705	262,836
Property and equipment	70,882	65,009
Goodwill	257,578	251,491
Intangible assets	22,910	22,819
Future income tax assets	10,930	9,984
Other assets (note 3)	21,125	18,338

Total assets	679,130	630,477

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	107,706	107,132
Billings in excess of costs and estimated earnings	33,908	28,721
Income taxes payable	-	3,432
Current portion of long-term debt (note 4)	4,950	4,181
Future income tax liabilities	13,373	12,236

Total current liabilities	159,937	155,702
Long-term debt (note 4)	44,946	12,046
Future income tax liabilities	15,727	18,273
Other liabilities (note 5)	38,587	33,561

Total liabilities	259,197	219,582

Shareholders' equity
Share capital	214,809	212,781
Contributed surplus	5,295	5,458
Deferred stock compensation	(145)	(250)
Retained earnings	250,605	217,750
Accumulated other comprehensive income (note 8)	(50,631)	(24,844)

Total shareholders' equity	419,933	410,895

Total liabilities and shareholders' equity	679,130	630,477
See accompanying notes

STANTEC INC. (UNAUDITED)

Consolidated Statements of Income
(Unaudited)
	For the quarter ended		For the two quarters ended
	June 30		June 30
	2007	2006	2007	2006
(In thousands of Canadian dollars, except shares outstanding and
per share amounts)	$	$	$	$

INCOME
Gross revenue	244,649	208,841	460,960	394,111
Less subconsultant and other direct expenses	28,997	26,686	52,961	48,818

Net revenue	215,652	182,155	407,999	345,293
Direct payroll costs	94,665	78,826	177,672	151,035

Gross margin	120,987	103,329	230,327	194,258
Administrative and marketing expenses (notes 7 and 11)	90,693	72,447	172,368	140,824
Depreciation of property and equipment	4,240	3,633	8,328	7,104
Amortization of intangible assets	819	1,706	1,758	3,234
Net interest expense (note 4)	431	655	324	1,382
Share of income from associated companies	(25)	(126)	(94)	(164)
Foreign exchange gains	(918)	(71)	(1,096)	(119)
Other income (note 3)	(314)	(1,032)	(592)	(1,161)

Income before income taxes	26,061	26,117	49,331	43,158

Income taxes
Current	8,181	8,123	15,648	15,621
Future	453	1,274	828	(600)

Total income taxes	8,634	9,397	16,476	15,021

Net income for the period	17,427	16,720	32,855	28,137
Weighted average number of shares outstanding –
basic	45,546,046	45,081,646	45,520,017	45,020,210
Weighted average number of shares outstanding –
diluted	46,268,733	46,005,960	46,185,706	45,937,272
Shares outstanding, end of the period	45,574,038	45,120,666	45,574,038	45,120,666

Earnings per share
Basic	0.38	0.37	0.72	0.63

Diluted	0.38	0.36	0.71	0.61
See accompanying notes

STANTEC INC. (UNAUDITED)

Consolidated Statements of Shareholders' Equity and Comprehensive Income
(Unaudited)

						Accumulated
						Other
	Shares	Share	Contributed	Deferred		Comprehensive
	Outstanding	Capital	Surplus	Stock	Retained	Income (AOCI)
	(note 7)	(note 7)	(note 7)	Compensation	Earnings	(note 8)	Total
(In thousands of Canadian dollars, except
shares outstanding)	#	$	$	$	$	$	$

Balance, December 31, 2006	45,201,785	212,781	5,458	(250)	217,750	(24,844)	410,895
Change in accounting policy (note 1)						481	481

Balance, January 1, 2007, as
adjusted	45,201,785	212,781	5,458	(250)	217,750	(24,363)	411,376

Comprehensive income:

Net income					32,855		32,855
Currency translation adjustments						(26,726)	(26,726)
Unrealized gains on financial assets						594	594
Realized gains transferred to net
income						(136)	(136)
Total comprehensive income					32,855	(26,268)	6,587

Share options exercised for cash	354,264	1,481					1,481
Stock-based compensation expense			714	105			819
Reclassification of fair value of stock
options previously expensed		327	(327)				-
Shares issued on vesting of restricted
shares	17,989	220	(550)				(330)

Balance, June 30, 2007	45,574,038	214,809	5,295	(145)	250,605	(50,631)	419,933

Retained earnings and AOCI						199,974

	Shares	Share	Contributed	Deferred
	Outstanding	Capital	Surplus	Stock	Retained	AOCI
	(note 7)	(note 7)	(note 7)	Compensation	Earnings	(note 8)	Total
	#	$	$	$	$	$	$

Balance, December 31, 2005	44,626,262	210,604	5,522	(833)	158,335	(25,575)	348,053

Comprehensive income:
Net income					28,137		28,137
Currency translation adjustments						(10,899)	(10,899)
Total comprehensive income					28,137	(10,899)	17,238

Share options exercised for cash	478,410	1,449					1,449
Stock-based compensation expense			366	377			743
Reclassification of fair value of stock
options previously expensed		178	(178)				-
Shares issued on vesting of restricted
shares	15,994	244	(779)				(535)
Balance, June 30, 2006	45,120,666	212,475	4,931	(456)	186,472	(36,474)	366,948

Retained earnings and AOCI						149,998
See accompanying notes

STANTEC INC. (UNAUDITED)

Consolidated Statements of Cash Flows
(Unaudited)
	For the quarter ended		For the two quarters ended
	June 30		June 30
	2007	2006	2007	2006
(In thousands of Canadian dollars)	$	$	$	$

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients	238,120	214,589	448,819	398,752
Cash paid to suppliers	(57,208)	(53,025)	(122,835)	(121,111)
Cash paid to employees	(142,916)	(114,767)	(291,330)	(242,734)
Dividends from equity investments	-	-	250	150
Interest received	1,818	1,984	3,171	3,555
Interest paid	(399)	(2,138)	(1,172)	(4,204)
Income taxes paid	(6,727)	(5,592)	(20,410)	(17,409)
Income taxes recovered	660	1,077	1,118	1,167

Cash flows from operating activities (note 12)	33,348	42,128	17,611	18,166

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired (note 2)	(37,639)	(9,911)	(37,734)	(12,079)
Restricted cash used for acquisitions	754	14,506	1,073	16,706
Decrease (increase) in investments held for self-insured
liabilities	1,134	(1,171)	(1,442)	(2,053)
Proceeds on disposition of investments	16	3	21	5
Purchase of property and equipment	(5,461)	(5,173)	(11,537)	(10,819)
Proceeds on disposition of property and equipment	11	1	28	12

Cash flows used in investing activities	(41,185)	(1,745)	(49,591)	(8,228)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of long-term debt	(8,195)	(33,915)	(16,717)	(36,170)
Repayment of acquired bank indebtedness	-	(1,787)	-	(1,787)
Proceeds from long-term borrowings	-	-	41,695	9,142
Net change in bank indebtedness financing	(4,613)	-	-	-
Proceeds from issue of share capital	383	200	1,481	1,449

Cash flows from (used in) financing activities	(12,425)	(35,502)	26,459	(27,366)

Foreign exchange gain (loss) on cash held in foreign currency	(418)	66	(744)	(27)

Net increase (decrease) in cash and cash equivalents	(20,680)	4,947	(6,265)	(17,455)
Cash and cash equivalents, beginning of the period	42,778	5,741	28,363	28,143

Cash and cash equivalents, end of the period	22,098	10,688	22,098	10,688

See accompanying notes

STANTEC INC. (UNAUDITED)

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. General Accounting Policies

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) on a basis consistent with those used in the preparation of the Company's December 31, 2006, annual consolidated financial statements except as described below. Because the disclosures included in these interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements, these interim consolidated financial statements should be read in conjunction with the December 31, 2006, annual consolidated financial statements. In management's opinion, these interim consolidated financial statements include all the adjustments necessary to present fairly such interim consolidated financial statements. The consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for interim periods are not necessarily indicative of results on an annual basis due to short-term variations as well as the timing of acquisitions, if any, during interim periods.

a) Change in accounting policies

Financial instruments, equity, and comprehensive income. Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, “Financial Instruments—Recognition and Measurement”; Section 1530, “Comprehensive Income”; and Section 3251, “Equity.” These pronouncements further align Canadian GAAP with US GAAP and International Financial Reporting Standards (IFRS) and require the following:

•
Financial assets are classified as loans or receivables, held to maturity, held for trading, or available for sale. Held-to-maturity classification is restricted to fixed maturity instruments that the Company intends and is able to hold to maturity, and these instruments are accounted for at amortized cost. Held-for- trading instruments are recorded at fair value, with realized and unrealized gains and losses reported in net income. The remaining financial assets are classified as available for sale. These assets are recorded at fair value, with accumulated unrealized gains and losses reported in a new category of the consolidated balance sheets under shareholders’ equity called “Accumulated Other Comprehensive Income” until the financial asset is disposed, at which time the realized gains and losses are recognized in net income. Changes in fair value from reporting period to reporting period are recorded in "Other Comprehensive Income."

•
Financial liabilities are classified as either held for trading or other. Held-for-trading instruments are recorded at fair value, with realized and unrealized gains and losses reported in net income. Other instruments are accounted for at amortized cost, with related gains and losses reported in net income.

•	Derivatives are classified as held for trading unless designated as hedging instruments. All derivatives are recorded at fair value on the consolidated balance sheets (note 6).

As a result of adopting these standards, the Company classified its financial instruments as follows:

•	Cash and cash equivalents and restricted cash are classified as financial assets held for trading.

•	Accounts receivable net of allowance for doubtful accounts are classified as receivables.

•	Investments held for self-insured liabilities are classified as financial assets available for sale.

•	Bank indebtedness, accounts payable and accrued liabilities, and long-term debt are classified as other financial liabilities.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

In accordance with the provisions of these new standards, accumulated other comprehensive income is included on the Company's consolidated balance sheets as a separate component of shareholders’ equity. Accumulated other comprehensive income includes, on a net of tax basis, net unrealized gains and losses on available-for-sale financial assets and unrealized foreign currency translation gains and losses on self-sustaining foreign operations. On January 1, 2007, in accordance with transitional provisions, unrealized foreign currency translation losses on self-sustaining foreign operations were reclassified from the cumulative translation account to accumulated other comprehensive income. Prior periods presented were also restated to reflect this reclassification.

The impact of recording investments held for self-insured liabilities at fair value on January 1, 2007, in accordance with transitional provisions was to increase other assets by approximately $493,000, increase opening accumulated other comprehensive income by approximately $481,000 (after-tax), and increase future income tax liabilities by $12,000. Accumulated other comprehensive income decreased by the $24.8 million balance previously reported in the cumulative translation account. These transition adjustments did not affect net income or basic or diluted earnings per share. Prior period consolidated financial statements have not been restated except for the presentation of the cumulative translation account.

The fair value of a financial instrument on initial recognition is normally the transaction price, which is the value of the consideration given or received. Transaction costs on financial instruments are expensed when incurred. Purchases and sales of financial assets are accounted for at trade dates. Subsequent to initial recognition, the fair values of financial instruments are based on the bid prices in quoted active markets for financial assets and on the ask prices for financial liabilities. The fair values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying amounts because of the short-term maturity of these instruments.

Accounting Changes. Effective January 1, 2007, the Company adopted the new CICA Handbook Section 1506, “Accounting Changes.” This section establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates, and the correction of errors. It includes the disclosure, on an interim and annual basis, of a description and the impact on the Company's financial results of any new primary source of GAAP that has been issued but is not yet effective. The adoption of this new section did not have an effect on the Company's financial position or on the results of its operations.

b) Recent accounting pronouncements

Financial Instruments—Disclosure and Presentation. In November 2006, the CICA issued the new handbook Section 3862, “Financial Instruments—Disclosures,” and Section 3863, “Financial Instruments—Presentation,” effective for fiscal years beginning on or after October 1, 2007. These pronouncements further aligned Canadian GAAP with US GAAP and IFRS. Early adoption of these recommendations is permitted. Section 3862 requires companies to provide disclosures in their financial statements that enable users to evaluate a) the significance of financial instruments for their financial position and performance and b) the nature and extent of risks arising from financial instruments to which they are exposed during the period and at the balance sheet date and how they manage those risks. Section 3863 establishes standards for the presentation of financial instruments. It addresses the classification of financial instruments between liabilities and equity; the classification of related interest, dividends, and losses and gains; and the circumstances in which financial assets and financial liabilities are offset. The adoption of these new standards is not expected to have a material effect on the Company’s financial position or on the results of its operations.

Capital Disclosures. In November 2006, the CICA released the new handbook Section 1535, “Capital,” effective for fiscal years beginning on or after October 1, 2007. This section establishes standards for disclosing information about a company’s capital and how it is managed in order that a user of the company’s financial statements may evaluate its objectives, policies, and processes for managing capital. The adoption of this new standard is not expected to have a material effect on the Company’s financial position or on the results of its operations.

International Financial Reporting Standards. The CICA plans to converge Canadian GAAP for public companies with IFRS over a transition period that is expected to end in 2011. The Company has not yet determined the impact of the CICA’s plan on its consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

2. Business Acquisitions

Acquisitions are accounted for under the purchase method of accounting, and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company's reporting schedule, certain of the purchase price allocations may not be finalized at the initial time of reporting. Purchase price allocations are completed after the vendors' final financial statements and income tax returns have been prepared and accepted by the Company. Such preliminary purchase price allocations are based on management's best estimates of the fair values of the acquired assets and liabilities. Upon finalization, adjustments to the initial estimates may be required, and these adjustments may be material.

The purchase prices of acquisitions are generally subject to price adjustment clauses included in the purchase agreements. At each balance sheet date, purchase price adjustment clauses are reviewed and generally result in an increase or reduction to the promissory note consideration recorded at acquisition to reflect either more or less non-cash working capital realized than was originally expected. These purchase price adjustments, therefore, have no net effect on the original purchase price allocations.

In the case of some acquisitions, additional consideration, specified in the purchase agreement, may be payable based on future performance parameters. This contingent consideration is recognized as an adjustment to goodwill.  As at June 30, 2007, contingence consideration of this nature was included in the purchase agreements of certain acquisitions completed to date. However, the amount of these contingencies was not determinable at the balance sheet date since they are contingent on the occurence of future events and will be recognized as additional costs of the purchase as they are resolved. As at June 30, 2006, there was no contingent consideration payable.

In the case of some acquisitions, additional payments may be made to acquired employees that are based on their continued service over an agreed period of time. These additional payments are not included in the purchase price. They will be expensed as compensation as services are provided by the employees.

Acquisitions in 2007

On March 9, 2007, the Company acquired the net assets and business of Nicolson Tamaki Architects Inc. for cash consideration and promissory notes. This acquisition supplemented the Company's architecture services in British Columbia, Canada.

On April 2, 2007, the Company acquired the partnership interest and business of Vollmer Associates LLP for cash consideration of US$ 31,000,000 and promissory notes of US$10,000,000.  The promissory notes are subject to price adjustment clauses included in the purchase agreement and may be adjusted to reflect either more or less non-cash working capital realized than was originally expected. The acquisition of this firm, headquartered in New York City, strengthened the Company’s engineering, architecture, planning, landscape architecture, and survey services in the transportation sector in the US East.

On April 2, 2007, the Company acquired the net assets and business of Land Use Consultants, Inc. for cash consideration. This acquisition supplemented the Company’s operations in Portland, Maine, and expanded its planning and landscape architecture services in the northern New England region.

On May 18, 2007, the Company acquired the net assets and business of Geller DeVellis Inc., a firm based in Boston, Massachusetts, for cash consideration. This acquisition strengthened the Company’s planning, landscape architecture, and civil engineering design capabilities and presence in the New England region.

During the first two quarters of 2007, the Company adjusted the purchase price on the Keen Engineering Co. Ltd., Carinci Burt Rogers Engineering, Inc., Dufresne-Henry, Inc., and ACEx Technologies, Inc. acquisitions pursuant to price adjustment clauses included in the purchase agreements. These adjustments had no net effect on the purchase price allocations.

During the first two quarters of 2007, the purchase price allocations for the Dufresne-Henry, Inc. and ACEx Technologies, Inc. acquisitions were finalized. The purchase price allocations for the Vollmer Associates LLP, Land Use Consultants, Inc., and Geller DeVellis Inc. acquisitions have not been finalized. The Company expects to finalize the purchase price allocations for Land Use Consultants, Inc. and Geller DeVellis Inc. in the fourth quarter of 2007 and for Vollmer Associates LLP in the second quarter of 2008.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Acquisitions in 2006

On March 6, 2006, the Company acquired the shares and business of Carinci Burt Rogers Engineering, Inc. for cash consideration and promissory notes. This acquisition supplemented the Company’s buildings engineering capabilities and presence in the Greater Toronto Area.

On April 14, 2006, the Company acquired the shares and business of Dufresne-Henry, Inc. for cash consideration and promissory notes. Along with complementing the Company's New York operations, this acquisition expanded its services into four new states in New England and created an initial platform for growth in Florida. Dufresne-Henry, Inc.’s staff added to the Company's professional services in engineering, planning, environmental sciences, and landscape architecture.

On May 12, 2006, the Company acquired the shares and business of ACEx Technologies, Inc. for cash consideration and promissory notes. This acquisition complemented the Company’s services in transit, rail and power communications, and control systems engineering and added new locations in Oakland, California, and Irving, Texas.

During the first two quarters of 2006, the Company adjusted the purchase price on the Dunlop Architects Inc. (2004), CPV Group Architects & Engineers Ltd. (2005), and Keen Engineering Co. Ltd. (2005) acquisitions pursuant to price adjustment clauses included in the purchase agreements.

During the first two quarters of 2006, the purchase price allocations for the CPV Group Architects & Engineers Ltd. and The Keith Companies, Inc. acquisitions were finalized.

Aggregate consideration paid

Details of the aggregate consideration given and of the fair values of net assets acquired or adjusted for in the first two quarters of each year are as follows:

	2007	2006
(In thousands of Canadian dollars)	$	$

Cash consideration	38,132	13,221
Promissory notes	7,142	4,118

Purchase price	45,274	17,339

Assets and liabilities acquired at fair values
Cash acquired	398	1,142
Bank indebtedness assumed	-	(1,787)
Non-cash working capital	15,589	9,832
Property and equipment	4,572	3,173
Investments	12	-
Goodwill	24,566	6,790
Intangible assets
Client relationships	888	1,400
Contract backlog	29	475
Other	2,658	151
Other long-term liabilities	(741)	-
Long-term debt	(4,994)	(595)
Future income tax assets (liabilities)	2,297	(3,242)

Net assets acquired	45,274	17,339

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Goodwill and intangible assets of $26,792,000 are deductible for income tax purposes in connection with acquisitions completed in the first two quarters of 2007.

At the time of acquisition, management estimates the exit costs of consolidating or closing offices occupied by the acquired entity. These costs are accrued in other long-term liabilities as part of the purchase price allocation (note 5).

As a result of the acquisitions completed in the first two quarters of 2007, the Company assumed commitments for operating leases of approximately $15,681,000, with lease terms ranging from one to eight years.

As part of the acquisition of Vollmer Associates LLP, the Company acquired the interests of five joint ventures, with three remaining active as at June 30, 2007. The interest held in these joint ventures ranges from 23.3 to 47.5%, and each is project specific.

3.Other Assets

	June 30	December 31
	2007	2006
(In thousands of Canadian dollars)	$	$
Investments held for self-insured liabilities	25,716	22,720
Investments in associated companies	1,194	1,347
Investments – other	755	823
Other	4,020	1,676

	31,685	26,566
Less current portion of investments held for self-insured liabilities	10,560	8,228

	21,125	18,338

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. These investments are classified as available for sale and are stated at fair value. The bonds bear interest at rates ranging from 3.55 to 7.00% per annum. Interest, dividends, and realized gains and losses on these investments are recorded in other income. The term to maturity of the bond portfolio ranges from within one to nine years.

4.Long-Term Debt

	June 30	December 31
	2007	2006
(In thousands of Canadian dollars)	$	$
Non-interest-bearing note payable	141	134
Other notes payable	13,531	7,935
Bank loan	36,224	8,158
	49,896	16,227
Less current portion	4,950	4,181
	44,946	12,046

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

The Company has a revolving credit facility in the amount of $160 million that expires on August 31, 2009. Subsequent to the quarter-end, this facility was extended by one year until August 31, 2010. This facility is available for acquisitions, working capital needs, capital expenditures, and general corporate purposes. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, or LIBOR rate or bankers acceptance rates plus 65 or 85 basis points. As at June 30, 2007, $36,224,000 (December 31, 2006 – $8,158,000) of the bank loan was payable in US funds (US$34,000,000) (December 31, 2006 – US$7,000,000). Loans may be repaid under the credit facility from time to time at the option of the Company. The average interest rate applicable at June 30, 2007, was 5.98% (December 31, 2006 – 6.00%) . The credit facility agreement contains restrictive covenants, including, but not limited to, debt to earnings ratio and earnings to debt service ratio. The Company was in compliance with all the covenants under this agreement as at June 30, 2007, and throughout the periods presented. All the assets of the Company are held as collateral under a general security agreement for the bank loan.

The interest incurred on long-term debt in Q2 07 was $703,000 (Q2 06 – $795,000), with a year-to-date expense of $837,000 (2006 – $1,797,000).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit. At June 30, 2007, the Company had issued letters of credit totaling $1,906,000 pursuant to this credit facility. The Company also assumed an additional $671,000 (US$630,000) in letters of credit as part of the Vollmer Associates LLP acquisition.

During Q2 07, the Company entered into a US$4.0 million surety credit facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. As at June 30, 2007, $53,000 (US$50,000) in bonds had been issued under this credit facility.

5.Other Liabilities

	June 30	December 31
	2007	2006
(In thousands of Canadian dollars)	$	$

Provision for self-insured liabilities	16,898	16,041
Deferred gain on sale leaseback	5,969	6,187
Lease inducement benefits	12,545	10,499
Liabilities on lease exit activities	3,256	2,833
Other	4,311	2,333
	42,979	37,893

Less current portion included in accrued liabilities	4,392	4,332
	38,587	33,561

Provision for self-insured liabilities

	June 30	December 31
	2007	2006
(In thousands of Canadian dollars)	$	$
Provision, beginning of the period	16,041	11,346
Current year provision	3,801	6,329
Payment for claims settlement	(1,835)	(2,087)
Impact of foreign exchange	(1,109)	453

Provision, end of the period	16,898	16,041

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Liabilities on lease exit activities
	June 30	December 31
	2007	2006
(In thousands of Canadian dollars)	$	$

Liability, beginning of the period	2,833	2,251
Current year provision:
Established for existing operations	560	96
Resulting from acquisitions	741	2,146
Payment or adjustments:
Impacting administrative and marketing expenses	(796)	(1,649)
Impact of foreign exchange	(82)	(11)

Liability, end of the period	3,256	2,833

6. Financial Instruments—Forward Contracts

As at June 30, 2007, the Company had entered into foreign currency forward contract arrangements that provided for the purchase of US$23,000,000 at rates ranging from 1.0685 to 1.0720 per US dollar maturing over the next three months. These derivative financial instruments were entered into to mitigate foreign currency fluctuation risk on net operating liabilities denominated in US dollars. The fair value of these contracts using market rates as at June 30, 2007, is a liability of $106,300. For the second quarter and year to date, unrealized losses of $106,300 relating to derivative financial instruments were recorded in net income as foreign exchange losses.

7. Share Capital

During the first two quarters of 2007 and 2006, the Company did not repurchase any common shares for cancellation pursuant to the normal course issuer bid.

During Q2 07, the Company renewed its normal course issuer bid with the Toronto Stock Exchange, which enables it to purchase up to 2,279,496 common shares during the period of June 1, 2007, to May 31, 2008.

During Q2 07, the Company recognized a stock-based compensation expense of $773,000 (Q2 06 – $377,000) in administrative and marketing expenses. Of the amount expensed, $355,000 related to the fair value of options granted (Q2 06 – $180,000); $382,000 related to deferred share unit compensation (Q2 06 – $67,000); and $36,000 related to the restricted shares issued on The Keith Companies, Inc. acquisition (Q2 06 – $130,000).

During the first two quarters of 2007, the Company recognized a stock-based compensation expense of $1,690,000 (Q2

06 – $925,000) in administrative and marketing expenses. Of the amount expensed, $714,000 related to the fair value of options granted (Q2 06 – $366,000); $871,000 related to deferred share unit compensation (Q2 06 – $208,000); and $105,000 (Q2 06 – $351,000) related to the restricted shares issued on The Keith Companies, Inc. acquisition. The fair value of options granted was reflected through contributed surplus; the deferred share unit compensation was reflected through other long-term liabilities; and the restricted shares were reflected through deferred stock compensation. Upon the exercise of share options for which a stock-based compensation expense has been recognized, the cash paid together with the related portion of contributed surplus is credited to share capital. Upon the vesting of restricted shares for which a stock-based compensation expense has been recognized, the related portion of contributed surplus is credited to share capital.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

On May 4, 2006, the shareholders of the Company approved the subdivision of its issued common shares on a two-for-one basis, effective for registered common shares at the close of business on May 19, 2006. All references to common shares, per share amounts, and stock-based compensation plans in these consolidated statements reflect the stock split on a retroactive basis.

Share options	As at June 30
		2007		2006
		Weighted		Weighted
	Share	Average	Share	Average
	Options	Exercise Price	Options	Exercise Price
	#	$	#	$

Share options, beginning of the period	1,702,784	11.92	1,876,528	6.94
Exercised	(354,264)	4.18	(478,410)	3.03
Forfeited	(20,332)	19.07	(25,330)	11.13
Cancelled	-	-	(2,000)	10.50

Share options, end of the period	1,328,188	13.88	1,370,788	8.23

At June 30, 2007, 727,854 (June 30, 2006 – 964,448) share options were exercisable at a weighted average price of $10.08 (June 30, 2006 – $6.62) .

8. Accumulated Other Comprehensive Income

		Unrealized
	Cumulative	Gains on	Realized Gains
	Translation	Financial	Transferred to
	Adjustments	Assets	Net Income	Total
(In thousands of Canadian dollars)	$	$	$	$
Balance, December 31, 2006	(24,844)	-	-	(24,844)
Change in accounting policy (note 1)	-	481	-	481
Current period activity	(26,726)	609	(140)	(26,257)
Income tax effect	-	(15)	4	(11)
Balance, June 30, 2007	(51,570)	1,075	(136)	(50,631)

During Q2 07, cumulative translation adjustments decreased by $24,047,000; unrealized gains on financial assets increased by $379,000 (net of income taxes of $9,000); and realized gains transferred to net income were $134,000 (net of income taxes of $4,000).

The foreign currency cumulative translation adjustments represent the unrealized gain or loss on the Company's net investment in self-sustaining US-based operations. The change in the cumulative translation adjustments during the year relates to the fluctuation in the value of the Canadian dollar relative to the US dollar. Balance sheet accounts denominated in US dollars have been translated to Canadian dollars at the rate of 1.0654 (December 31, 2006 – 1.1654) .

9. Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. The Company considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision makers in allocating resources and assessing performance. The chief operating decision makers are the Chief Executive Officer and the Chief Operating Officer of the Company, and the Company's operating segments are based on its regional geographic areas.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

The Company has three operating segments that are aggregated in one reportable segment as Consulting Services, which provides services throughout North America and internationally.

Geographic information	Property and Equipment,
	Goodwill, Intangible Assets

	June 30, 2007	December 31, 2006
(In thousands of Canadian dollars)	$	$

Canada	109,648	106,497
United States	241,255	232,387
International	467	435

	351,370	339,319

Geographic information	Gross Revenue
	For the quarter ended		For the two quarters ended
	June 30		June 30
	2007	2006	2007	2006
(In thousands of Canadian dollars)	$	$	$	$

Canada	133,940	117,650	254,793	223,013
United States	108,715	90,156	201,976	169,285
International	1,994	1,035	4,191	1,813

	244,649	208,841	460,960	394,111

Gross revenue is attributed to countries based on the location of the work performed.

Practice area information	Gross Revenue
	For the quarter ended		For the two quarters ended
	June 30		June 30
	2007	2006	2007	2006
(In thousands of Canadian dollars)	$	$	$	$

Consulting Services
Buildings	53,078	45,764	102,094	91,033
Environment	45,578	36,942	88,699	68,340
Industrial & Project
Management	32,356	22,851	61,455	42,434
Transportation	36,456	28,433	64,301	52,019
Urban Land	77,181	74,851	144,411	140,285

	244,649	208,841	460,960	394,111

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

10. Employee Future Benefits

The Company contributes to group retirement savings plans and an employee share purchase plan based on the amount of employee contributions made subject to maximum limits per employee. The Company accounts for such defined contributions as an expense in the period in which the contributions are made. The expense recorded in Q2 07 was $3,129,000 (Q2 06 – $2,653,000), with a year-to-date expense of $6,762,000 (2006 – $5,966,000).

11. Investment Tax Credits

Investment tax credits arising from qualifying scientific research and experimental development efforts pursuant to existing tax legislation are recorded as a reduction of the applicable administrative and marketing expenses when there is reasonable assurance of their ultimate realization. During Q2 07, investment tax credits of $382,000 (2006 – $500,000) were recorded and reduced administrative and marketing expenses.

12. Cash Flows From Operating Activities

Cash flows from operating activities determined by the indirect method are as follows:

	For the quarter ended		For the two quarters ended
	June 30		June 30
	2007	2006	2007	2006
(in thousands of Canadian dollars)	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	17,427	16,720	32,855	28,137
Add (deduct) items not affecting cash:
Depreciation of property and equipment	4,240	3,633	8,328	7,104
Amortization of intangible assets	819	1,706	1,758	3,234
Future income tax	453	1,274	828	(600)
Gain on dispositions of investments and
property and equipment	(298)	(793)	(531)	(470)
Stock-based compensation expense	773	377	1,690	925
Provision for self-insured liability	2,217	(994)	3,801	1,253
Other non-cash items	(587)	1,732	(989)	555
Share of income from associated companies	(25)	(126)	(94)	(164)
Dividends from equity investments	-	-	250	150

	25,019	23,529	47,896	40,124
Change in non-cash working capital accounts:
Accounts receivable	2,306	9,488	4,543	(11,500)
Costs and estimated earnings in excess of
billings	(19,144)	(10,262)	(27,830)	8,513
Prepaid expenses	(254)	(733)	1,292	134
Accounts payable and accrued liabilities	20,914	14,714	(10,239)	(21,673)
Billings in excess of costs and estimated
earnings	2,683	968	5,891	2,787
Income taxes payable/recoverable	1,824	4,424	(3,942)	(219)

	8,329	18,599	(30,285)	(21,958)

Cash flows from operating activities	33,348	42,128	17,611	18,166

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

MANAGEMENT’S DISCUSSION AND ANALYSIS

July 27, 2007

This Management’s Discussion and Analysis of Stantec Inc.’s operations and cash flows for the quarter ended June 30, 2007, should be read in conjunction with our Company’s unaudited interim consolidated financial statements and related notes for the quarter ended June 30, 2007, the Management’s Discussion and Analysis and audited consolidated financial statements and related notes included in our 2006 Annual Report, and the Report to Shareholders contained in our 2007 Second Quarter Report. Unless otherwise indicated, all amounts shown below are in Canadian dollars. We continue to use the same accounting policies and methods as those used in 2006 except for the adoption of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, “Financial Instruments—Recognition and Measurement”; Section 1530, “Comprehensive Income”; and Section 3251, “Equity.” A description of these new standards and their impact on our financial position or results of operations is detailed in note 1 of our unaudited interim consolidated financial statements for the quarter ended June 30, 2007, and in the Critical Accounting Estimates, Developments, and Measures section below. Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at www.sedar.com. Such additional information is not incorporated by reference herein and should not be deemed to be made part of this Management’s Discussion and Analysis.

During the second quarter of 2006, our shareholders approved the subdivision of our common shares on a two-for-one basis. All references to common shares, per share amounts, and stock-based compensation plans in this Management’s Discussion and Analysis reflect the stock split on a retroactive basis.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Our public communications often include written or verbal forward-looking statements. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include future-oriented financial information.

Statements of this type are contained in this report, including the discussion of our goal in the Visions, Core Business, and Strategy section and of our annual targets and expectations for our practice areas in the Results and Outlook sections, and may be contained in filings with security regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2007 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations or for the Canadian or US economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions and other forward-looking statements will not prove to be accurate. We caution readers of this report to not place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors, including, but not limited to, global capital market activities; fluctuations in interest rates or currency values; our ability to execute our strategic plans or to complete or integrate acquisitions; critical accounting estimates; the effects of war or terrorist activities; the effects of disease or illness on local, national, or international economies; the effects of disruptions to public infrastructure such as transportation or communications; disruptions in power or water supply; industry or worldwide economic or political conditions; regulatory or statutory developments; the effects of competition in the geographic or business areas in which we operate; the actions of management; or technological changes.

We caution that the foregoing list is not exhaustive of all possible factors and that other factors could adversely affect our results. The Risk Factors section in our 2006 Annual Report provides additional information concerning key factors that could cause actual results to differ materially from those projected in

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

our forward-looking statements. Investors and the public should carefully consider these factors, other uncertainties, and potential events as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of July 27, 2007, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time.

VISION, CORE BUSINESS, AND STRATEGY

Our Company provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, environmental sciences, project management, and project economics for infrastructure and facilities projects. Through multidiscipline service delivery, we support clients throughout the project life cycle—from the initial conceptual planning to project completion and beyond. Our goal is to become a top 10 global design and consulting services firm with $1 billion in annual revenue in 2008 while providing professional services that have a positive, sustainable impact on our world. Our vision, core business, and strategy and the key performance drivers and capabilities required to meet our goals have not changed in Q2 07 from those described in our 2006 Annual Report.

RESULTS

Overall Performance

Highlights for Q2 07

By executing our business strategy, we generated strong results for the quarter ended June 30, 2007. The following table summarizes key financial data for the second quarter of 2007 and for the first two quarters of 2007 and 2006:

	Quarter ended June 30				Two quarters ended June 30
(In millions of Canadian dollars, except per share amounts)	2007	2006	Change $	Change %	2007	2006	Change $	Change %
Gross revenue	244.7	208.8	35.9	17.2%	461.0	394.1	66.9	17.0%
Net revenue	215.7	182.2	33.5	18.4%	408.0	345.3	62.7	18.2%
Net income	17.5	16.7	0.8	4.8%	32.9	28.1	4.8	17.1%
Earnings per share – basic	0.38	0.37	0.01	2.7%	0.72	0.63	0.09	14.3%
Earnings per share – diluted	0.38	0.36	0.02	5.6%	0.71	0.61	0.10	16.4%
Cash flows from operating activities	33.3	42.1	(8.8)	n/a	17.6	18.2	(0.6)	n/a
Cash flows used in investing activities	(41.2)	(1.7)	(39.5)	n/a	(49.6)	(8.2)	(41.4)	n/a
Cash flows from (used in) financing activities	(12.4)	(35.5)	23.1	n/a	26.5	(27.4)	53.9	n/a

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

In our 2006 annual Management’s Discussion and Analysis, we established various ranges of expected performance for fiscal 2007. Below is an indication of our progress toward our annual targets:

Measure	2007 Expected Range	Actual to Q2 07	Performance

Debt to equity ratio (note 1)	At or below 0.5 to 1	0.07	✓
Return on equity (note 2)	At or above 14%	16.1%	✓
Net income as % of net revenue	At or above 6%	8.1%	✓
Gross margin as % of net revenue	Between 55 and 57%	56.5%	✓
Administrative and marketing expenses as % of net revenue	Between 40 and 42%	42.3%	Í
Effective income tax rate	Between 32 and 34%	33.4%	✓

note 1: Debt to equity ratio is calculated as long-term debt plus current portion of long-term debt plus bank indebtedness less cash, all divided by shareholders’ equity.
note 2: Return on equity is calculated as net income for the last four quarters divided by average shareholders’ equity over each of the last four quarters.
✓ Meeting target
Í Not meeting target (see page M-8)

The following highlights the key activities and initiatives that occurred in the second quarter ended June 30, 2007, and subsequent to the quarter-end:

•
On April 2, 2007, we acquired the partnership interest and business of Vollmer Associates LLP (Vollmer), adding approximately 600 staff. The acquisition of this firm, headquartered in New York City, strengthens our engineering, architecture, planning, landscape architecture, and survey services in the transportation sector in the US East.

•
On April 2, 2007, we acquired the assets and business of Land Use Consultants, Inc., adding approximately 20 staff to our existing office in Portland, Maine. This acquisition expands our landscape architecture and planning services in our northern New England region.

•
On May 18, 2007, we acquired the assets and business of Geller DeVellis Inc. (Geller), a firm based in Boston, Massachusetts, adding over 50 people to our New England operations. This acquisition strengthens our landscape architecture, planning, and civil engineering design capabilities. Geller includes a sports division that focuses specifically on recreation and athletic facility design projects and a graphics division that provides expertise in digital imaging, three-dimensional modeling, and computer rendering.

•
During the second quarter of 2007, we renewed our normal course issuer bid with the Toronto Stock Exchange, which allows us to repurchase up to 2,279,496 of our common shares during the period of June 1, 2007, to May 31, 2008, representing 5% of our shares outstanding at May 15, 2007. We are of the opinion that, at times, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at such times, the purchase of our shares represents an attractive, appropriate, and desirable use of available funds.

•	Subsequent to the quarter-end, we extended our $160 million revolving credit facility agreement by one year until August 31, 2010.

Balance Sheet

Our financial condition continues to remain strong as shareholders’ equity increased by $9.0 million in the first two quarters of 2007 due mainly to net income of $32.9 million and $1.5 million from share options exercised for cash, offset by a $25.8 million change in our accumulated other comprehensive income. Our accumulated other comprehensive income represents an unrealized foreign exchange loss on our investment in our self-sustaining US subsidiaries when translated into Canadian dollars and unrealized gains and losses on our investments held for self-insured liabilities. A $26.7 million year-to-date increase in

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

our unrealized foreign exchange loss on our investment in our self-sustaining US subsidiaries was due to the strengthening of the Canadian dollar from US$0.86 at December 31, 2006, to US$0.94 at June 30, 2007. This significant change in foreign exchange rates reduced the carrying value of the assets and liabilities of our US subsidiaries on our consolidated balance sheets. For a further description of accumulated other comprehensive income, refer to the Critical Accounting Estimates, Developments, and Measures section below.

Our total liabilities increased by $39.6 million from December 31, 2006. We borrowed US$34 million on our revolving credit facility on March 28, 2007, to enable the purchase of Vollmer and its acquired debt.

Our total assets increased by $48.7 million from December 31, 2006. This increase was due mainly to an increase in accounts receivable, costs and estimated earnings in excess of billings, and goodwill arising from the acquisitions completed in the second quarter of 2007. This was offset by a $33.8 million reduction in the carrying value of the assets of our US subsidiaries resulting from the strengthening of the Canadian dollar year to date.

Results of Operations

Our Company operates in one reportable segment—Consulting Services. We provide knowledge-based solutions for infrastructure and facilities projects through value-added professional services principally under fee-for-service agreements with clients.

The following table summarizes our key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount of these results compared to the same period last year:

Quarter ended June 30		Two quarters ended June 30
% of Net Revenue	% Increase*	% of Net Revenue	% Increase*
		2007 vs.			2007 vs.
2007	2006	2006	2007	2006	2006
Gross revenue	113.5%	114.7%	17.2%	113.0%	114.1%	17.0%
Net revenue	100.0%	100.0%	18.4%	100.0%	100.0%	18.2%
Direct payroll costs	43.9%	43.3%	20.0%	43.5%	43.7%	17.7%
Gross margin	56.1%	56.7%	17.1%	56.5%	56.3%	18.5%
Administrative and marketing expenses	42.0%	39.7%	25.3%	42.3%	40.8%	22.4%
Depreciation of property and equipment	2.0%	2.0%	16.7%	2.0%	2.1%	16.9%
Amortization of intangible assets	0.4%	0.9%	(52.9%)	0.4%	0.8%	(43.8%)
Net interest (income) expense	0.2%	0.4%	(42.9%)	0.1%	0.4%	(78.6%)
Share of income from associated
companies	0.0%	0.0%	n/m %	0.0%	0.0%	n/m %
Foreign exchange (gains) losses	(0.4%)	0.0%)	n/m %	(0.3%)	0.0%	n/m %
Other income	(0.2%)	(0.6%)	(70.0%)	(0.1%)	(0.3%)	(50.0%)
Income before income taxes	12.1%	14.3%	0.0%	12.1%	12.5%	14.1%
Income taxes	4.0%	5.1%	(8.5%)	4.0%	4.4%	8.6%
Net income for the period	8.1%	9.2%	4.8%	8.1%	8.1%	17.1%
* % increase calculated based on the dollar change from the comparable period
n/m = not meaningful

The following discussion outlines certain factors affecting the results of our operations for the second quarter of 2007 and for the first two quarters of 2007 and should be read in conjunction with our unaudited consolidated financial statements for the quarter ended June 30, 2006.

Gross and Net Revenue

In the course of providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. The revenue associated with these direct costs is included in our gross revenue. Since such direct costs and their associated revenue can vary significantly from contract to contract, changes in our gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue, which is gross revenue less subconsultant and other direct expenses, and analyze our results in relation to net revenue rather than gross revenue.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

The following table summarizes the impact of acquisitions, internal growth, and foreign exchange on our gross and net revenue for the second quarter of 2007 and for the first two quarters of 2007 compared to the same periods in 2006.

	Quarter ended	Two quarters
Gross Revenue	June 30	ended June 30
(In millions of Canadian dollars)	2007 vs. 2006	2007 vs. 2006
Increase due to:
Acquisition growth	22.3	35.2
Net internal growth	15.2	32.0
Impact of foreign exchange rates on revenue
earned by foreign subsidiaries	(1.6)	(0.3)
Total increase in gross revenue	35.9	66.9

	Quarter ended	Two quarters
Net Revenue	June 30	ended June 30
(In millions of Canadian dollars)	2007 vs. 2006	2007 vs. 2006
Increase due to:
Acquisition growth	20.1	31.4
Net internal growth	14.8	31.5
Impact of foreign exchange rates on revenue
earned by foreign subsidiaries	(1.4)	(0.2)
Total increase in net revenue	33.5	62.7

The net increase in gross revenue was $35.9 million for Q2 07 over Q2 06 due to growth of $22.3 million from acquisitions and of $15.2 million from internal growth, offset by an impact of foreign exchange rates on revenue earned by foreign subsidiaries of $1.6 million. The increase in acquisition gross and net revenue in the quarter-over-quarter comparison was due to the revenue earned in Q2 07 attributed to the ACEx Technologies, Inc. acquisition, which was completed in Q2 06, and the Vollmer, Land Use Consultants, Inc., and Geller acquisitions, which were completed in Q2 07.

The following table summarizes the strong growth in gross revenue by practice area in the second quarter of 2007 and for the first two quarters of 2007 compared to the same periods in 2006:

Practice Area Gross Revenue
	Quarter ended June 30			Two quarters ended June 30
(In millions of Canadian dollars)	2007	2006	Change	2007	2006	Change
Buildings	53.1	45.7	7.4	102.1	91.0	11.1
Environment	45.6	36.9	8.7	88.7	68.3	20.4
Industrial & Project Management	32.4	22.9	9.5	61.5	42.5	19.0
Transportation	36.4	28.4	8.0	64.3	52.0	12.3
Urban Land	77.2	74.9	2.3	144.4	140.3	4.1
Total	244.7	208.8	35.9	461.0	394.1	66.9

As indicated above, our gross revenue was impacted by acquisitions, net internal growth, and the effect of foreign exchange rates on revenue earned by our foreign subsidiaries. The impact of these factors on gross revenue earned by practice area is summarized below:

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Practice Area Gross Revenue
		Quarter ended June 30
		Change Due	Change Due	Change Due
	Total	to	to Internal	to Foreign
(In millions of Canadian dollars)	Change	Acquisitions	Growth	Exchange
Buildings	7.4	1.8	5.7	(0.1)
Environment	8.7	2.0	7.0	(0.3)
Industrial & Project Management	9.5	0.0	9.6	(0.1)
Transportation	8.0	10.2	(1.9)	(0.3)
Urban Land	2.3	8.3	(5.2)	(0.8)
Total	35.9	22.3	15.2	(1.6)

		Two quarters ended June 30
		Change Due	Change Due	Change Due
	Total	to	to Internal	to Foreign
(In millions of Canadian dollars)	Change	Acquisitions	Growth	Exchange
Buildings	11.1	4.2	6.9	(0.0)
Environment	20.4	6.8	13.6	(0.0)
Industrial & Project Management	19.0	0.4	18.6	(0.0)
Transportation	12.3	14.2	(1.7)	(0.2)
Urban Land	4.1	9.6	(5.4)	(0.1)
Total	66.9	35.2	32.0	(0.3)

The following lists the acquisitions completed in 2006 and 2007 that impacted specific practice areas:

•	Buildings: Carinci Burt Rogers Engineering, Inc. (March 2006), Dufresne-Henry, Inc. (April 2006), Nicolson Tamaki Architects Inc. (March 2007), and Vollmer Associates LLP (April 2007)
•	Environment: Dufresne-Henry, Inc. (April 2006) and Vollmer Associates LLP (April 2007)
•	Industrial & Project Management: Dufresne-Henry, Inc. (April 2006)
•	Transportation: Dufresne-Henry, Inc. (April 2006), ACEx Technologies, Inc. (May 2006), and Vollmer Associates LLP (April 2007)
•	Urban Land: Dufresne-Henry, Inc. (April 2006), Vollmer Associates LLP (April 2007), Land Use Consultants, Inc. (April 2007), and Geller DeVellis Inc. (May 2007)

All of our practice areas generate a portion of their gross revenue in the United States. The value of the Canadian dollar averaged US$0.91 in Q2 07 compared to US$0.89 in Q2 06, representing an appreciation of 2.2%. This strengthening of the Canadian dollar had a negative effect on the 2007 revenue reported in Q2 07 compared to Q2 06. Year to date, the value of the Canadian dollar averaged US$0.88 in both 2007 and 2006.

Buildings. Gross revenue for the Buildings practice area grew by 16.2% in Q2 07 compared to Q2 06 and by 12.2% year to date in 2007 compared to 2006. Of the $11.1 million increase year to date, $1.9 million, $0.5 million, and $1.8 million were due to revenue earned from the Carinci Burt Rogers Engineering, Inc., Dufresne-Henry, Inc., and Vollmer acquisitions, respectively. In addition, internal growth accounted for $6.9 million of the change in gross revenue from Q2 06 to Q2 07. The Buildings practice area continues to secure significant projects and to experience consistently strong project volumes. In particular, activity in western Canada is especially strong in both the public and private sectors. For example, in Q2 07 the Buildings practice area secured a five-year multimillion-dollar master service agreement to provide professional design and consulting services for several infrastructure projects for Suncor Energy in Alberta. Altogether, these infrastructure projects will involve the work of integrated teams from all of our practice areas. Currently, the Buildings practice area is completing the architecture and interior design of office space, warehouses, shops, and residences at Suncor’s Fort McMurray/Oil Sands Plant Site. To level our internal workloads and

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

assist our clients in meeting their needs, the practice area continues to make use of work-sharing initiatives across the Company.

Environment. Gross revenue for the Environment practice area increased by 23.6% in Q2 07 compared to Q2 06 and by 29.9% year to date in 2007 compared to 2006. Of the $20.4 million increase year to date, $4.8 million and $2.0 million were due to revenue earned from the Dufresne-Henry, Inc. and Vollmer acquisitions, respectively. The Environment practice area remains strong due to larger projects and the strong economy in western Canada. In Q2 07 this practice area gained momentum in the US East as a result of continued efforts to improve efficiencies and secure higher volumes of projects. We believe that opportunities for this practice area will remain positive due to interest in Canada and the United States in funding water quality initiatives, the need to rehabilitate or replace aging infrastructure, continuing population growth in certain US regions, and heightening regulatory activities regarding clean water.

Industrial & Project Management. Gross revenue for the Industrial & Project Management practice area grew by 41.5% in Q2 07 compared to Q2 06 and by 44.7% year to date in 2007 compared to 2006. Of the $19.0 million increase year to date, $0.4 million was due to revenue earned from the Dufresne-Henry, Inc. acquisition, and $18.6 million was due to internal growth. The strong internal growth was primarily due to projects secured as a result of the strong economy in Canada, especially western Canada. During the quarter, the Industrial & Project Management practice area continued to provide services for the development of facilities and infrastructure in support of major projects in British Columbia and Alberta. For example, we continue to work with an international pipeline company, providing engineering design services for major tank terminal facilities. In Q1 07 we were selected as one of six firms to complete various projects for the Department of National Defence across Canada over the next five years, and this contract award began to translate into assignments for our Company in Q2 07. The practice area continues to position itself to capture more of the support facilities and infrastructure segment of the energy and resources sector, projects in the power transmission and distribution sector, and opportunities that may arise from an expected increase in construction activity related to the focus on renewable energy (i.e., ethanol, biomass, wind, and solar energy) initiatives in North America.

Transportation. Gross revenue for the Transportation practice area increased by 28.2% in Q2 07 compared to Q2 06 and by 23.7% year to date in 2007 compared to 2006. Of the $12.3 million increase year to date, $3.4 million, $1.1 million, and $9.7 million were due to revenue earned from the Dufresne-Henry, Inc., ACEx Technologies, Inc., and Vollmer acquisitions, respectively. The increase was offset by a foreign exchange impact of $0.2 million and a decline in internal growth of $1.7 million. The implementation of the six-year, US$286.4 billion Safe, Accountable, Flexible, Efficient Transportation Equity Act: A Legacy for Users signed on August 10, 2005, has increased the funds available for transportation projects, which continues to translate into contracts for our Company. The slight decline in internal revenue was due mainly to certain larger projects coming to completion during the quarter along with delays in the start of new projects. With the purchase of Vollmer, we expect our presence in the transportation market in the US East to increase. For example, during the quarter, the Transportation practice area was selected to complete the preliminary design of the reconstruction of Interstate 90 between Interchanges 24 and 25 in Albany County for the New York State Thruway Authority. Although an increase in construction costs is impacting client budgets and the industry as a whole, the outlook for our Transportation practice area remains optimistic.

Urban Land. Gross revenue for the Urban Land practice area grew by 3.1% in Q2 07 compared to Q2 06 and by 2.9% year to date in 2007 compared to 2006. Of the $4.1 million increase year to date, $1.3 million, $7.0 million, $0.9 million, and $0.4 million were due to revenue earned from the Dufresne-Henry, Inc., Vollmer, Geller, and Land Use Consultants, Inc. acquisitions, respectively. This was offset by a foreign exchange impact of $0.1 million and a decline in internal revenue of $5.4 million. We offer urban land services primarily in three core regions—Alberta, Ontario, and California—which accounts for approximately 70% of our business. In addition, we have a more modest urban land presence in several other geographic locations throughout Arizona, Nevada, Utah, Colorado, North Carolina, and Florida and a small presence in other Canadian markets. Our recent acquisitions in the US Northeast have also increased our presence in New England and the Tri-State area. In spite of a general decline in housing starts in various parts of the United States, housing starts in our primary markets in Canada are less impacted. To mitigate the impact of the decline in housing starts in some US regions, we continue to take advantage of work-sharing initiatives throughout the Urban Land practice area. Due to our strong position in the three core regions mentioned above, we anticipate that our overall performance in the practice area will continue to be stable in 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Gross Margin

For a definition of gross margin, refer to the Definition of Non-GAAP Measures included in our 2006 Annual Report. Our gross margin as a percentage of net revenue was 56.1% in Q2 07 compared to 56.7% in Q2 06. The year-to-date gross margin was 56.5% for 2007 compared to 56.3% for 2006. Our Q2 07 gross margin fell within the anticipated range of 55 to 57% set out in our 2006 Annual Report. Because of the nature of our business model, which is based on diversifying our operations across geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle, the margin reported from quarter to quarter fluctuates depending on the mix of projects in progress during any quarter. In addition, our gross margin percentage declined in the second quarter due to an increase in the Transportation practice area’s revenue earned in the United States compared to Canada, where margins are generally lower.

The following table summarizes our gross margin percentages by practice area for the second quarter of 2007 and 2006 and on a year-to-date basis for 2007 and 2006:

	Quarter ended		Two quarters ended
	June 30		June 30
	2007	2006	2007	2006
Buildings	58.0%	57.0%	57.9%	56.1%
Environment	57.5%	56.9%	57.9%	57.3%
Industrial & Project Management	50.5%	49.7%	50.6%	50.3%
Transportation	53.8%	56.1%	54.4%	56.1%
Urban Land	57.3%	58.7%	57.8%	57.7%

Our gross margin percentages increased in all practice areas except Transportation and Urban Land in Q2 07 compared to Q2 06 but exceeded 2006 levels in all practice areas except Transportation on a year-to- date basis. These changes are attributable to the reasons mentioned above.

Administrative and Marketing Expenses

Our administrative and marketing expenses as a percentage of net revenue were 42.0% for Q2 07 compared to 39.7% for Q2 06. Year-to-date administrative and marketing expenses as a percentage of net revenue were 42.3% for 2007 compared to 40.8% for 2006 and were slightly outside our expected range of 40 to 42%. Administrative and marketing expenses may fluctuate from quarter to quarter as a result of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress and being pursued during the period, as well as by integration activities. In the months following the completion of an acquisition, there can be an increase in staff time charged to administration and marketing due to systems integration and the orientation and integration of newly acquired staff. In Q2 07 we integrated more than 650 staff from the three acquisitions completed in the quarter. Administrative and marketing expenses were also affected quarter over quarter by the following:

•
A $2.8 million increase in bad debt expense in Q2 07 compared to Q2 06. Our allowance for doubtful accounts is an estimate that is subject to measurement uncertainty. We adjust the provision quarterly based on historical experience.

•
An expense of $2.2 million for self-insured professional liabilities claims was recorded in Q2 07 compared to a recovery of $1.0 million recorded in Q2 06. Our claims expense fluctuates based on the results of actuarial reviews as well as the timing of the initiation and settlement of claims. Year to date, our claims expense as a percentage of net revenue was equal to that of the 2006 year-end.

•	Additional retention/performance bonuses of $0.7 million were accrued during Q2 07.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Due to the additional integration activities and costs mentioned above, we expect our administrative and marketing expenses to be in the upper end of our expected range of 40 to 42% for the full year 2007.

Amortization of Intangible Assets

The timing of completed acquisitions, the size of acquisitions, and the type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships and other intangible assets are amortized over estimated useful lives ranging from 10 to 15 years, whereas contract backlog is amortized over an estimated useful life of generally less than one and a half years. As a result, the impact of the amortization of contract backlog can be significant in the two to six quarters following an acquisition. The table below summarizes the amortization of identifiable intangible assets for the second quarter of 2007 and 2006 and on a year-to-date basis for 2007 and 2006:

	Quarter ended		Two quarters ended
	June 30		June 30

(In thousands of Canadian dollars)	2007	2006	2007	2006

Amortization of client relationships	616	614	1,144	1,200
Amortization of backlog	93	1,029	483	1,918
Other	110	63	131	116

Total amortization of intangible assets	819	1,706	1,758	3,234

Our amortization of intangible assets decreased by $887,000 in Q2 07 compared to Q2 06 and by $1.5 million year to date compared to the same period last year. These decreases were mainly due to the backlog balances of Keen Engineering Co. Ltd. and CPV Group Architects & Engineers Ltd. being fully amortized at the end of 2006 and the backlog balance of The Keith Companies, Inc. being fully amortized at the beginning of Q2 07. During the quarter, $4.8 million in intangible assets was established as a result of the Vollmer and Geller acquisitions.

Based on the unamortized intangible asset balance remaining at the end of Q2 07, we expect our amortization expense for intangible assets to be in the range of $3.5 to $4.0 million by year-end. This range may be impacted by any new acquisitions completed after Q2 07.

Net Interest Expense

The decrease of $224,000 in our net interest expense in Q2 07 compared to Q2 06 and of $1,058,000 on a year-to-date basis compared to 2006 was a result of our long-term debt position throughout the first two quarters of 2007 being lower than in the same period in 2006. As at June 30, 2007, $36.2 million was outstanding on our credit facility versus $53.4 million outstanding as at June 30, 2006. In addition, depending on the form under which our credit facility is accessed and certain financial covenant calculations, rates of interest may vary between Canadian prime, US base rate, or LIBOR or bankers acceptance rates plus 65 or 85 basis points. Our average interest rate increased to 5.98% at June 30, 2007, compared to 5.36% at June 30, 2006. We estimate that, based on our credit facility balance at June 30, 2007, a 1% change in interest rates would impact our annual earnings per share by less than $0.01.

Foreign Exchange Gains

During Q2 07, we recorded a foreign exchange gain of $918,000 compared to a $71,000 gain in Q2 06. These foreign exchange gains have arisen on the translation of the foreign-denominated assets and liabilities held in our Canadian companies and in our non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching US-dollar assets with US-dollar liabilities and, when

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars. In 2006 we began repaying our US-dollar debt using cash generated from operations, which created the need to enter into forward contracts to buy US dollars in the last quarter of 2006 and in Q1 07. At the end of Q1 07, we borrowed US$34 million on our revolving credit facility to enable the purchase of Vollmer. A delay in entering into a foreign exchange contract resulted in a foreign exchange gain since the Canadian dollar strengthened during the intervening period. As at June 30, 2007, we had entered into foreign currency forward contracts that provided for the purchase of US$23.0 million at rates ranging from 1.0685 to 1.0720 per US dollar maturing over the next three months.

Income Taxes

Our effective income tax rate for the first two quarters of 2007 was 33.4% compared to 32.7% for the year ended December 31, 2006. Our estimated income tax rate is adjusted quarterly, based on changes in statutory rates in the jurisdictions in which we operate as well as on our estimated earnings in each of these jurisdictions. For 2007 we are expecting an increase in the portion of income that we earn in higher tax jurisdictions, resulting in an increase of our effective income tax rates from 2006.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes thereto.

Quarterly Unaudited Financial Information

(In millions of Canadian dollars,
except per share amounts)	Sep 30, 2006	Dec 31, 2006	Mar 31, 2007	Jun 30, 2007

Gross revenue	210.2	211.8	216.3	244.7
Net revenue	182.0	180.6	192.3	215.7
Net income	16.5	15.6	15.4	17.5
EPS – basic	0.36	0.35	0.34	0.38
EPS – diluted	0.36	0.34	0.33	0.38
	Sep 30, 2005	Dec 31, 2005	Mar 31, 2006	Jun 30, 2006

Gross revenue	146.1	180.6	185.3	208.8
Net revenue	125.9	151.9	163.1	182.2
Net income	12.8	8.0	11.4	16.7
EPS – basic	0.33	0.18	0.25	0.37
EPS – diluted	0.32	0.17	0.25	0.36
The quarterly earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is due to the effect of shares issued or repurchased during the year on the weighted average number of shares. Diluted earnings per share on a quarterly and annual basis are also affected by the change in the market price of our shares, since we do not include in dilution options whose exercise price is not in the money.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

The following table summarizes the impact of acquisitions, internal growth, and foreign exchange on our gross revenue for the following quarterly comparisons:

(In millions of Canadian dollars)	Q2 07 vs. Q2 06	Q1 07 vs. Q1 06	Q4 06 vs. Q4 05	Q3 06 vs. Q3 05

Increase (decrease) in gross revenue due to:
Acquisition growth	22.3	12.9	12.0	51.3
Net internal growth	15.2	16.8	21.4	16.3
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(1.6)	1.3	(2.2)	(3.5)

Total increase in gross revenue	35.9	31.0	31.2	64.1

During Q3 06, our gross revenue grew by $64.1 million, or 43.9%, compared to Q3 05. Approximately $51.3 million of this increase was a result of the three acquisitions completed in the last half of 2005 and of the Carinci Burt Rogers Engineering, Inc., Dufresne-Henry, Inc., and ACEx Technologies, Inc. acquisitions completed in the first half of 2006. As we integrated the staff and project work from these acquisitions, net income increased by $3.7 million, or 27.9%, in Q3 06 compared to the same period in 2005, and basic earnings per share increased by $0.03 compared to the same period last year.

During Q4 06, our gross revenue increased by $31.2 million, or 17.3%, to $211.8 million compared to $180.6 million for the same period in 2005. Approximately $12.0 million of this increase resulted from acquisitions completed in 2005 and 2006 and internal growth of $21.4 million, offset by $2.2 million in foreign exchange due to the strengthening of the Canadian dollar during 2005 and 2006. Net income during Q4 06 was strong, increasing by $7.6 million, or 95.7%, from the same period in 2005. Basic earnings per share increased by $0.17, or 94.4%, in Q4 06 compared to the same period in Q4 05. These increases in net income and earnings per share were mainly due to the growth in gross revenue mentioned above as well as a quarterly gross margin of 58.3% compared to 53.5% for the same period last year. Due to the nature of our business model, which is based on diversifying our operations across geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle, there will continue to be fluctuations in our gross margin from period to period depending on the mix of projects during any quarter. In addition, our 2005 gross margin was lower since we integrated approximately 1,000 staff into our Company in Q4 05 from the Keith and Keen acquisitions, who were then required to learn new practices and processes and understand new systems. Such a learning curve results in decreased productivity until the learning is complete.

During Q1 07, our gross revenue grew by $31.0 million, or 16.7%, to $216.3 million compared to $185.3 million for the same period in 2006. Approximately $12.9 million of this increase resulted from acquisitions completed in 2006, internal growth of $16.8 million, and a $1.3 million positive impact from foreign exchange due to the weaker Canadian dollar in Q1 07 compared to Q1 06. Net income increased by $4.0 million, or 35.1%, in Q1 07 compared to the same period in 2006, and basic earnings per share increased by $0.09 compared to the same period in 2006. The increase in net income was mainly due to our amortization of intangible assets and net interest expense being lower than in the same period in 2006. As well, our gross margin was higher than anticipated due to the mix and type of projects completed during the quarter.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

LIQUIDITY AND CAPITAL RESOURCES

The following table represents summarized working capital information as at June 30, 2007, compared to December 31, 2006:

(In millions of Canadian dollars, except ratios)	Jun 30, 2007	Dec 31, 2006	% Change

Current assets	295.7	262.8	12.5%
Current liabilities	(159.9)	(155.7)	2.7%
Working capital	135.8	107.1	26.8%
Ratio of current assets to current liabilities	1.85	1.69	n/a
note: Working capital is calculated by subtracting current liabilities from current assets. The current ratio is calculated by dividing current assets by current liabilities.

Our cash flows from (used in) operating, investing, and financing activities for the second quarter and year to date for 2007 and 2006, as reflected in our consolidated statements of cash flows, are summarized in the following table:

	Quarter ended June 30			Two quarters ended June 30
(In millions of Canadian dollars)	2007	2006	$Change	2007	2006	$Change
Cash flows from operating activities	33.3	42.1	(8.8)	17.6	18.2	(0.6)
Cash flows used in investing activities	(41.2)	(1.7)	(39.5)	(49.6)	(8.2)	(41.4)
Cash flows from (used in) financing activities	(12.4)	(35.5)	23.1	26.5	(27.4)	53.9

Our liquidity needs can be met through a variety of sources, including cash generated from operations, borrowings from our $160 million credit facility, and the issuance of common shares. Our primary use of funds is for paying operational expenses, completing acquisitions, and sustaining capital spending on property and equipment. We continue to manage according to the management guideline established in our 2006 Annual Report of maintaining a debt to equity ratio of less than 0.5 to 1.

Working Capital

Our working capital (current assets less current liabilities) at the end of Q2 07 was $135.8 million compared to $107.1 million at December 31, 2006. Current assets increased by $32.9 million, and current liabilities increased by $4.2 million during this period. The increase in current assets from December 31, 2006, was due to a $37.2 million increase in accounts receivable and costs and estimated earnings in excess of billings resulting from our Company’s growth, in particular the acquisitions that occurred in Q2 07. The increase in current liabilities was due to an increase in billings in excess of costs and estimated earnings, which were also impacted by the Company’s growth in Q2 07. Despite this dollar increase, our investment in these assets decreased from 92 to 90 days of revenue at the end of June 30, 2007. The factors leading to the increases in current assets and current liabilities in Q2 07 were offset by a reduction in the carrying value of the assets and liabilities of our US subsidiaries resulting from the strengthening of the Canadian dollar year to date.

Cash Flows From Operating Activities

Our cash flows from operating activities decreased by $8.8 million in Q2 07 compared to the same period in 2006 and by $0.6 million year to date compared to the first two quarters of 2006. The quarter-over-quarter change was mainly due to an $8.8 million decrease in cash receipts from clients less cash paid to suppliers and employees. This decrease reflects the higher cash flows in Q2 06 from our costs and estimated earnings in excess of billings and from accounts receivable as we completed the integration of acquisitions made in the last half of 2005 (i.e., the Keen and Keith acquisitions).

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Cash Flows Used in Investing Activities

Our cash flows used in investing activities increased by $39.5 million in Q2 07 compared to the same period in 2006 and by $41.4 million year to date compared to the first two quarters of 2006. Year to date, we used $37.7 million for the acquisition of Nicolson Tamaki Architects Inc., Vollmer, Land Use Consultants, Inc., and Geller versus $12.1 million used for acquisition activity in 2006. As well, cash flows used in investing activities were lower in 2006 since we were able to access $16.7 million in restricted cash for investment activities in 2006 compared to $1.0 million in 2007.

As a professional services organization, we are not capital intensive. Funds spent on capital are primarily for property and equipment, including such items as computer equipment and business information systems software, furniture, leasehold improvements, and other office and field equipment. Our property and equipment purchases increased to $5.5 million in Q2 07 from $5.2 million in Q2 06 and from $11.5 million year to date compared to $10.8 million in 2006. Our Q2 07 purchases were within the expected range for 2007 to support ongoing operational activity and growth. During Q2 07, our purchases of property and equipment were financed by cash flows from operations.

Cash Flows Used in Financing Activities

Our cash flows used in financing activities decreased by $23.1 million in Q2 07 compared to the same period in 2006 and by $53.9 million year to date compared to the first two quarters of 2006. During the quarter, we used funds from operations to repay $8.2 million of our revolving credit facility and $4.6 million of our bank indebtedness. Year to date, we used $41.7 million of our revolving credit facility in part to fund the Vollmer acquisition versus $9.1 million used to fund acquisitions during the same period in 2006.

Shareholders’ Equity

Share options exercised during the first two quarters of 2007 generated cash of $1.5 million compared to $1.4 million generated during the same period in 2006.

OTHER

Outstanding Share Data

As at June 30, 2007, there were 45,574,038 common shares and 1,328,188 share options outstanding. During the period of June 30, 2007, to July 27, 2007, no shares were repurchased under our normal course issuer bid; 9,668 share options were exercised; 2,000 share options were forfeited; and no common shares were released from restriction upon the vesting of restricted shares. As at July 27, 2007, there were 45,583,706 common shares and 1,316,520 share purchase options outstanding.

Contractual Obligations

As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, other liabilities, and operating lease commitments as of June 30, 2007:

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Contractual Obligations	Payments Due by Period
(In millions of Canadian dollars)
	Total	Less than 1 year	1–3 years	4–5 years	After 5 years

Long-term debt	49.9	5.0	44.7	0.1	0.1
Interest on debt	5.4	2.6	2.8	0.0	0.0
Operating lease commitments	264.0	41.6	69.3	58.4	94.7
Other	2.7	0.0	0.0	0.0	2.7
Total Contractual Obligations	322.0	49.2	116.8	58.5	97.5

For further information regarding the nature and repayment terms of our long-term debt, refer to note 5 in our unaudited interim consolidated financial statements for the quarter ended June 30, 2007. Our operating lease commitments include obligations under office space rental agreements, and our other liabilities primarily include amounts payable under our Deferred Share Unit Plan.

Off-Balance Sheet Arrangements

In the normal course of business, we enter into letters of credit including the guarantee of certain office rental obligations. We also provide indemnifications and, in very limited circumstances, bonds, which are often standard contractual terms, to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. As at June 30, 2006, our only significant off-balance sheet financial arrangements related to letters of credit in the amount of $2.6 million (December 31, 2006 – $1.9 million) that expire at various dates before September 2010.

Related Party Transactions

As was the case in 2006 (as described in our 2006 Annual Report), no related party transactions were made during the first two quarters of 2007.

OUTLOOK

The outlook for the remainder of 2007 continues to be positive since we operate in a highly diverse infrastructure and facilities market within North America. Results may fluctuate from quarter to quarter depending on variables such as project mix, economic factors, and integration activities from acquisitions. For the second quarter of 2007, there have been no significant changes in our industry environment or market opportunities, and our expectations remain consistent with those described in the Outlook section of the Management’s Discussion and Analysis included in our 2006 Annual Report.

CRITICAL ACCOUNTING ESTIMATES, DEVELOPMENTS, AND MEASURES

The preparation of our financial statements in accordance with Canadian GAAP requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results. This Management’s Discussion and Analysis includes reference to and uses measures and terms that are not specifically defined in the CICA Handbook and do not have any standardized meaning prescribed by GAAP. These non-GAAP measures may not be comparable to similar measures presented by other companies. For the first two quarters ended June 30, 2007, there has been no significant change in our critical accounting estimates or description of non-GAAP accounting measures from those included in our 2006 Annual Report. Readers are encouraged to refer to this discussion in our 2006 Annual Report for additional information.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

For the quarter ended June 30, 2007, there has been no significant change in our accounting developments as described in our 2006 Annual Report except for the adoption of the CICA Handbook Section 3855, “Financial Instruments—Recognition and Measurement”; Section 1530, “Comprehensive Income”; and Section 3251, “Equity.” These pronouncements further align Canadian GAAP with US GAAP and International Reporting Standards and require the following:

•
Financial assets are classified as loans or receivables, held to maturity, held for trading, or available for sale. Held-to-maturity classification is restricted to fixed maturity instruments that we intend and are able to hold to maturity, and these investments are accounted for at amortized cost. Held-for-trading instruments are recorded at fair value, with realized and unrealized gains and losses reported in net income. The remaining financial assets are classified as available for sale. These assets are recorded at fair value, with accumulated unrealized gains and losses reported in a new category of the consolidated balance sheets under shareholders’ equity called “Accumulated Other Comprehensive Income” until the financial asset is disposed, at which time the realized gains and losses are recognized in net income. Changes in fair value from reporting period to reporting period are recorded in “Other Comprehensive Income.”

•
Financial liabilities are classified as either held for trading or other. Held-for-trading instruments are recorded at fair value, with realized and unrealized gains and losses reported in net income. Other instruments are accounted for at amortized cost, with related gains and losses reported in net income.

•	Derivatives are classified as held for trading unless designated as hedging instruments. All derivatives are recorded at fair value on the consolidated balance sheets.

As a result of adopting these standards, we classified our financial instruments as follows:

•	Cash and cash equivalents and restricted cash are classified as financial assets held for trading.
•	Accounts receivable net of allowance for doubtful accounts are classified as receivables.
•	Investments held for self-insured liabilities are classified as financial assets available for sale.
•	Bank indebtedness, accounts payable and accrued liabilities, and long-term debt are classified as other financial liabilities.
•	Foreign currency exchange contracts are derivatives that are classified as held for trading. Our foreign currency forward contracts are not accounted for as hedges.

In accordance with the provisions of these new standards, accumulated other comprehensive income is included on our consolidated balance sheets as a separate component of shareholders’ equity. Accumulated other comprehensive income includes, on a net of tax basis, net unrealized gains and losses on available-for-sale financial assets and unrealized foreign currency translation gains and losses on self-sustaining foreign operations. On January 1, 2007, in accordance with transitional provisions, unrealized foreign currency translation gains and losses on self-sustaining foreign operations were reclassified from the cumulative translation account to accumulated other comprehensive income. Prior periods presented were also restated to reflect this reclassification.

The impact of recording our investments held for self-insured liabilities at fair value on January 1, 2007, in accordance with transitional provisions was to increase other assets by approximately $493,000, increase opening accumulated other comprehensive income by approximately $481,000 (after-tax), and increase future income tax liabilities by $12,000. Accumulated other comprehensive income also decreased by the $24.8 million balance previously reported in our cumulative translation account. These transition adjustments did not affect net income or basic or diluted earnings per share. Prior period consolidated financial statements have not been restated except for the presentation of the cumulative translation account.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

CONTROLS AND PROCEDURES

There were no changes in our internal control over financial reporting during the quarter ended June 30, 2007, that materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

RISK FACTORS

For the two quarters ended June 30, 2007, there has been no significant change in our risk factors from those described in our 2006 Annual Report. This includes our exposure to market factors that can affect our performance with respect to currency and interest rates.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Shareholder Information

Transfer Agent
Computershare Trust Company of Canada
Calgary, Alberta

Auditors
Ernst & Young LLP
Chartered Accountants
Edmonton, Alberta

Principal Bank
Canadian Imperial Bank of
Commerce

Securities Exchange Listing
Stantec shares are traded
on the Toronto Stock Exchange
under the symbol STN and on
the New York Stock Exchange
under the symbol SXC.

Investor Relations
Stantec Inc.
10160 - 112 Street
Edmonton AB
Canada T5K 2L6
Tel: (780) 917-7000
Fax: (780) 917-7330
ir@stantec.com